COMPOSITION OF TDC'S BOARD OF DIRECTORS AND AUDIT COMMITTEE

AT A BOARD MEETING HELD IMMEDIATELY AFTER THE EXTRAORDINARY GENERAL MEETING OF TDC A/S THE BOARD OF DIRECTORS HAS APPOINTED THORLEIF KRARUP AS CHAIRMAN AND NIELS HEERING AS VICE-CHAIRMAN.

In addition, the Board of Directors consists of Kurt Anker Nielsen, Stine Bosse, Preben Damgaard and Per-Arne Sandstrom and the members elected by the employees, Leif Hartmann, Bo Magnussen, Steen Jacobsen and Jan Bardino.

Furthermore, the Board of Directors has appointed an Audit Committee consisting of Kurt Anker Nielsen as Chairman, Stine Bosse and Per-Arne Sandstrom.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com